Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER 31, 2022

Shenzhen, China, March 16, 2023 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (NASDAQ: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights:

●	Total revenues were US$97.0 million, representing an increase of 9.8% from the previous quarter.

●	Cloud computing revenues were US$31.9 million, representing an increase of 9.7% from the previous quarter.

●	Subscription revenues were US$24.9 million, representing a decrease of 0.2% from the previous quarter.

●	Live streaming and other internet value-added services (“Live streaming and other IVAS”) revenues were US$40.2 million, representing an increase of 17.3% from the previous quarter.

●	Gross profit was US$37.6 million, representing an increase of 6.8% from the previous quarter, and gross profit margin was 38.8% in the fourth quarter, compared with 39.9% in the previous quarter.

●	Net income was US$1.6 million in the fourth quarter, compared with US$8.3 million in the previous quarter.

●	Non-GAAP net income was US$3.5 million in the fourth quarter, compared with US$9.0 million in the previous quarter.

●	Diluted earnings per ADS was approximately US$0.02 as compared with US$0.12 per ADS in the previous quarter.

Fiscal Year Ended December 31, 2022 Financial Highlights:

●	Total revenues were US$342.6 million, representing an increase of 43.0% from 2021.

●	Cloud computing revenues were US$119.6 million, representing an increase of 26.2% from 2021.

●	Subscription revenues were US$100.6 million, representing an increase of 10.3% from 2021.

●	Live streaming and other IVAS revenues were US$122.4 million, representing an increase of 128.2% from 2021.

●	Gross profit was US$141.4 million, representing an increase of 17.7% from 2021, and gross profit margin was 41.3%, compared with 50.2% in the previous year.

●	Net income was US$21.3 million, compared with US$1.1 million in 2021.

●	Non-GAAP net income was US$29.5 million, compared with US$7.3 million in 2021.

●	Diluted earnings per ADS was US$0.32, compared with US$0.02 in the previous year.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated, "We ended fiscal year 2022 with record-setting revenues of $97.0 million, up 9.8% sequentially in the fourth quarter as compared with the previous quarter. Total revenues for 2022 were $342.6 million, up 43.0% year-over-year. Furthermore, we announced last quarter that we expected full year profitability, and we did it. For fiscal year 2022, we achieved net profits of $21.3 million, representing an increase of 1825.3% as compared with 2021. Both the quarterly and annual revenues were the highest in the Company’s 20-year history. We are pleased with our accomplishments last year, which reflects the resilience of our multi-faceted business model, robust R&D capability and unmatched customer value proposition.”

“We relocated to our own headquarters building at the end of last year and entered 2023 on a high note. We believe we will be better positioned than ever before to explore new and exciting opportunities. Going forward, we are optimistic and will remain focused as we embark on a new journey that lies ahead of us,” concluded Mr. Jinbo Li.

Fourth Quarter 2022 Financial Results

Total Revenues

Total revenues were US$97.0 million, representing an increase of 9.8% from the previous quarter. The increase in total revenues was mainly attributable to increased revenues generated from our live streaming and cloud computing businesses.

Revenues from cloud computing were US$31.9 million, representing an increase of 9.7% from the previous quarter. The increase in cloud computing revenues was mainly due to the increased demand from major customers of our cloud computing services.

Revenues from subscription were US$24.9 million, representing a decrease of 0.2% from the previous quarter. The decrease in subscription revenues was mainly due to lower average revenue per subscriber for this quarter and depreciation of RMB against US Dollar. The number of subscribers was 4.99 million as of December 31 2022, compared with 4.37 million as of September 30, 2022. The average revenue per subscriber for the fourth quarter was RMB35.4, compared with RMB39.1 in the previous quarter. The lower average revenue per subscriber was due to more promotional activities carried out for our subscription business during the fourth quarter.

Revenues from live streaming and other IVAS were US$40.2 million, representing an increase of 17.3% from the previous quarter. The increase of live streaming and other IVAS revenues was mainly driven by the increased demand for our live streaming service and by our enhanced monetization capability.

Costs of Revenues

Costs of revenues were US$59.0 million, representing 60.9% of our total revenues, compared with US$52.8 million or 59.9% of the total revenues in the previous quarter. The increased costs of revenues were mainly attributable to increased sales of our live streaming and cloud computing services.

Bandwidth costs, as included in costs of revenues were US$26.9 million, representing 27.7% of our total revenues, compared with US$25.3 million or 28.6% of the total revenues in the previous quarter. The increase in bandwidth costs was mainly due to increased demand for our cloud computing services.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business, payment of handling fees and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the fourth quarter of 2022 was US$37.6 million, representing an increase of 6.8% from the previous quarter. Gross profit margin was 38.8% in the fourth quarter, compared with 39.9% in the previous quarter. The increase in gross profit was mainly driven by the increase in gross profit of our live streaming and cloud computing businesses. The decrease in gross profit margin was mainly due to the increased portion of live streaming revenues to total revenues, which has a relatively lower gross profit margin.

Research and Development Expenses

Research and development expenses for the fourth quarter were US$19.2 million, representing 19.8% of our total revenues, compared with US$16.2 million or 18.3% of our total revenues in the previous quarter. The increase was primarily due to increased employee bonuses accrued during this quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the fourth quarter were US$8.7 million, representing 8.9% of our total revenues, compared with US$5.8 million or 6.6% of our total revenues in the previous quarter. The increase was primarily due to more marketing activities held for our subscription and live streaming businesses during this quarter as a result of our continued user acquisition efforts.

General and Administrative Expenses

General and administrative expenses for the fourth quarter were US$9.8 million, representing 10.1% of our total revenues, compared with US$8.2 million or 9.3% of our total revenues in the previous quarter. The increase was primarily due to the increase in share-based compensation expenses during this quarter.

Operating Income

Operating income was US$0.4 million, compared with US$5.1 million in the previous quarter. The decrease in operating income was primarily attributable to the increase in employee bonuses, marketing expenses and share-based compensation expenses incurred during this quarter.

Other Income, Net

Other income was US$0.7 million, compared with other income of US$4.7 million in the previous quarter. The decrease was primarily due to the decrease in foreign exchange gains as compared with the previous quarter.

Net Income and Earnings Per ADS

Net income was US$1.6 million, compared with US$8.3 million in the previous quarter. Non-GAAP net income was US$3.5 million in the fourth quarter of 2022, compared with US$9.0 million in the previous quarter. The decrease of net income and non-GAAP net income was primarily attributable to the decrease in operating income and other income as discussed above.

Diluted earnings per ADS in the fourth quarter of 2022 was approximately US$0.02 as compared to US$0.12 in the third quarter of 2022.

Cash Balance

As of December 31, 2022, the Company had cash, cash equivalents and short-term investments of US$262.3 million, compared with US$251.7 million as of September 30, 2022. The major factors affecting the cash position included net cash inflow from operations, partially offset by repayment of a bank loan, expenditure on constructing Xunlei headquarters building and spending on share buybacks.

Financial Results for Fiscal Year Ended December 31, 2022

Total Revenues

Total revenues were US$342.6 million, representing an increase of 43.0% on a year-over-year basis. The increase in total revenues was mainly attributable to increased revenues from our live streaming, cloud computing and subscription businesses.

Revenues from cloud computing were US$119.6 million, representing an increase of 26.2% on a year-over-year basis. The increase in cloud computing was mainly attributable to our expanded service capabilities and increased demand from our major customers.

Revenues from subscription were US$100.6 million, representing an increase of 10.3% on a year-over-year basis. The increase was mainly due to a growing number of subscribers, which increased from 4.39 million as of December 31, 2021 to 4.99 million as of December 31, 2022.

Revenues from live streaming and other IVAS were US$122.4 million, representing an increase of 128.2% on a year-over-year basis. The increase was primarily due to the increase in demand for our live streaming products we launched in 2021 and due to enhanced monetization capability.

Costs of Revenues

Costs of revenues were US$200.1 million, representing 58.4% of our total revenues, compared with US$118.6 million or 49.5% of the total revenues in 2021. The increase was primarily resulted from the significant increase in revenues of our major business lines.

Bandwidth costs, a major component of costs of revenues, were US$104.6 million, representing 30.5% of our total revenues, compared with US$80.7 million or 33.7% of the total revenues in the previous quarter. The increased bandwidth costs were mainly due to increased demand for our cloud computing services, which was consistent with the increase in cloud computing revenues.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the year was US$141.4 million, representing an increase of 17.7% on the year-over-year basis. Gross profit margin was 41.3%, compared with 50.2% in the previous year. The increase in gross profit was mainly driven by the increase in gross profit of our live streaming business, cloud computing business and subscription business. The decrease in gross profit margin was mainly attributed to the increased portion of live streaming revenues to total revenues, which has a relatively lower gross profit margin and decreased percentage of subscription revenues to total revenues, which has a relatively higher gross profit margin.

Research and Development Expenses

Research and development expenses for the year were US$67.7 million, representing 19.8% of our total revenues, compared with US$61.9 million or 25.8% of our total revenues in the previous year. The increase was primarily due to increased labor costs as a result of increased headcount as compared with the previous year.

Sales and Marketing Expenses

Sales and marketing expenses for the year were US$24.8 million, representing 7.3% of our total revenues, compared with US$24.6 million or 10.3% of our total revenues in the previous year.

General and Administrative Expenses

General and administrative expenses for the year were US$39.7 million, representing 11.6% of our total revenues, compared with US$36.9 million or 15.4% of our total revenues in the previous year. The increase was primarily due to the increased share-based compensation expenses from awarded restricted shares, partly offset by decreased professional consulting expenses incurred during the year.

Operating Income

Operating income was US$10.1 million, compared with an operating loss of US$4.3 million in the previous year. The increase in operating income was primarily attributable to the increase in gross profit of live streaming, cloud computing and subscription businesses during the year, partly offset by the increase in operating expenses mentioned above.

Other Income, Net

Other income was US$13.5 million, compared with other income of US$4.7 million in the previous year. The increase was primarily due to the increase in foreign exchange gains and reversal of certain long outstanding payables with a low probability of payment during the year.

Net Income and Earnings Per ADS

Net income was US$21.3 million in 2022, compared with net income of US$1.1 million in the previous year. Non-GAAP net income was US$29.5 million in 2022, compared with US$7.3 million in the previous year. The increase in net income and non-GAAP net income was primarily driven by the increase in operating income and other income as discussed above.

Diluted earnings per ADS in 2022 was approximately US$0.32 as compared with US$0.02 in the previous year.

Cash Balance

As of December 31, 2022, the Company had cash, cash equivalents and short-term investments of US$262.3 million, compared with US$239.0 million as of December 31, 2021. The increase in cash and cash equivalents was mainly attributed to net cash inflow from operating activities and a bank loan, partly offset by expenditure on R&D activities, the construction of Xunlei headquarters building and spending on share buybacks.

Share Repurchase Program

In March 2022, Xunlei announced that its Board of Directors authorized the repurchase of up to $20 million of its outstanding common stocks over the next 12 months. As of December 31, 2022, we have spent US$6.8 million on share buybacks.

Guidance for the First Quarter of 2023

For the first quarter of 2023, Xunlei estimates total revenues to be between US$98 million and US$104 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 4.1%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information

Participant Online Registration: https://register.vevent.com/register/BI39a11ef7ed814d94a0049fe4d05a0017

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/hodw6dxy

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2022	2021
	US$	US$
Assets

Current assets:
Cash and cash equivalents	178,695	123,358
Short-term investments	83,626	115,652
Accounts receivable, net	28,222	26,135
Inventories	457	1,363
Due from related parties	32,917	15,578
Prepayments and other current assets	8,267	11,842
Total current assets	332,184	293,928

Non-current assets:
Restricted cash	7,654	4,078
Long-term investments	30,811	31,495
Deferred tax assets	213	-
Property and equipment, net	61,734	57,657
Intangible assets, net	6,546	8,299
Goodwill	21,179	23,136
Due from a related party, non-current portion	-	19,311
Long-term prepayments and other assets	2,137	2,787
Right-of-use assets	865	27
Total assets	463,323	440,718

Liabilities
Current liabilities:
Accounts payable	25,432	26,407
Due to related parties	1,560	1,597
Contract liabilities and deferred income, current portion	38,967	36,892
Lease liabilities	283	18
Income tax payable	5,586	2,531
Accrued liabilities and other payables	49,438	49,557
Bank borrowings, current portion	7,024	2,876
Total current liabilities	128,290	119,878

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	876	845
Lease liabilities, non-current portion	299	7
Deferred tax liabilities	687	930
Bank borrowings, non-current portion	24,750	17,291
Total liabilities	154,902	138,951

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 337,257,946 shares outstanding as at December 31, 2021; 375,001,940 issued and 325,047,736 shares outstanding as at December 31, 2022)	81	84
Additional paid-in-capital	477,495	476,057
Accumulated other comprehensive (loss)/income	(14,668)	1,988
Statutory reserves	7,036	6,155
Treasury shares (31,619,259 shares and 49,954,204 shares as at December 31, 2021 and December 31, 2022, respectively)	12	8
Accumulated deficits	(160,063)	(180,645)
Total Xunlei Limited's shareholders' equity	309,893	303,647
Non-controlling interests	(1,472)	(1,880)
Total liabilities and shareholders' equity	463,323	440,718

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income/(Loss)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Year ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2022	2022	2021	2022	2021
	US$	US$	US$	US$	US$
Revenues, net of rebates and discounts	96,963	88,283	71,145	342,564	239,601
Business taxes and surcharges	(319)	(217)	(307)	(1,067)	(819)
Net revenues	96,644	88,066	70,838	341,497	238,782
Cost of revenues	(59,027)	(52,845)	(37,586)	(200,054)	(118,603)
Gross profit	37,617	35,221	33,252	141,443	120,179

Operating expenses
Research and development expenses	(19,234)	(16,161)	(16,559)	(67,680)	(61,859)
Sales and marketing expenses	(8,676)	(5,784)	(6,607)	(24,841)	(24,569)
General and administrative expenses	(9,799)	(8,238)	(11,106)	(39,701)	(36,868)
Assets impairment loss, net of recoveries	496	22	(703)	844	(1,206)
Total operating expenses	(37,213)	(30,161)	(34,975)	(131,378)	(124,502)

Operating income/(loss)	404	5,060	(1,723)	10,065	(4,323)
Interest income	735	445	270	1,898	723
Interest expense	(23)	(24)	(23)	(93)	(95)
Other income, net	703	4,669	995	13,545	4,678
Income/(loss) before income taxes	1,819	10,150	(481)	25,415	983
Income tax (expense)/benefit	(247)	(1,803)	(28)	(4,068)	125
Net income/(loss)	1,572	8,347	(509)	21,347	1,108
Less: net loss attributable to non-controlling interest	(58)	(3)	(30)	(116)	(83)
Net income/(loss) attributable to common shareholders	1,630	8,350	(479)	21,463	1,191

Earnings/(loss) per share for common shares
Basic	0.0049	0.0247	(0.0014)	0.0639	0.0036
Diluted	0.0049	0.0247	(0.0014)	0.0638	0.0035

Earnings/(loss) per ADS
Basic	0.0245	0.1235	(0.0070)	0.3195	0.0180
Diluted	0.0245	0.1235	(0.0070)	0.3190	0.0175

Weighted average number of common shares used in calculating:
Basic	330,049,995	337,401,763	334,982,981	336,040,378	334,707,559
Diluted	330,277,252	337,481,567	334,982,981	336,235,501	335,969,780

Weighted average number of ADSs used in calculating:
Basic	66,009,999	67,480,353	66,996,596	67,208,076	66,941,512
Diluted	66,055,450	67,496,313	66,996,596	67,247,100	67,193,956

XUNLEI LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Year ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2022	2022	2021	2022	2021
	US$	US$	US$	US$	US$
GAAP operating income/(loss)	404	5,060	(1,723)	10,065	(4,323)
Share-based compensation expenses	1,879	693	2,229	8,184	6,172
Non-GAAP operating income	2,283	5,753	506	18,249	1,849

GAAP net income/(loss)	1,572	8,347	(509)	21,347	1,108
Share-based compensation expenses	1,879	693	2,229	8,184	6,172
Non-GAAP net income	3,451	9,040	1,720	29,531	7,280

GAAP earnings/(loss) per share for common shares:
Basic	0.0049	0.0247	(0.0014)	0.0639	0.0036
Diluted	0.0049	0.0247	(0.0014)	0.0638	0.0035

GAAP earnings/(loss) per ADS:
Basic	0.0245	0.1235	(0.0070)	0.3195	0.0180
Diluted	0.0245	0.1235	(0.0070)	0.3190	0.0175

Non-GAAP earnings per share for common shares:
Basic	0.0106	0.0268	0.0052	0.0882	0.0220
Diluted	0.0106	0.0268	0.0052	0.0882	0.0219

Non-GAAP earnings per ADS:
Basic	0.0530	0.1340	0.0260	0.4410	0.1100
Diluted	0.0530	0.1340	0.0260	0.4410	0.1095

Weighted average number of common shares used in calculating:
Basic	330,049,995	337,401,763	334,982,981	336,040,378	334,707,559
Diluted	330,277,252	337,481,567	334,982,981	336,235,501	335,969,780

Weighted average number of ADSs used in calculating:
Basic	66,009,999	67,480,353	66,996,596	67,208,076	66,941,512
Diluted	66,055,450	67,496,313	66,996,596	67,247,100	67,193,956

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com